UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations

EMBRAER EARNINGS RESULTS
4th QUARTER 2021 and FISCAL YEAR 2021

HIGHLIGHTS

- Embraer delivered **55 jets** in the fourth quarter, of which **16 commercial aircraft** and **39 executive jets** (26 light and 13 mid-size). In 2021, a total of **141 jets** were delivered comprised of **48 commercial aircraft** and **93 executive jets** (62 light and 31 mid-size).
- **Firm order backlog** ended 4Q21 at **US$ 17.0 billion**. This is the **highest quarter backlog** since 2Q18, driven by solid order activity, particularly in the Executive & Commercial segments. **Book to bill in excess 2:1 for Commercial and Executive**.
- **Revenues** reached **US$ 1.3 billion** in the quarter and **US$ 4.2 billion** in 2021, in line with the Company guidance for revenues of US$ 4.0 – US$ 4.5 billion.
- **Adjusted EBIT** and **EBITDA margins** for 2021 **reached** guidance of 3.0% – 4.0% and 8.5% – 9.5%, respectively **driven by enterprise efficiencies, better prices and mix volumes** from Commercial, Executive and Services & Support segments.
- Significant improvement in **Free Cash Flow** (FCF) in 4Q21, with **cash generation of US$ 452.6 million**, leading to **full year FCF of US$ 292.4 million in 2021**, surpassing FCF guidance of US$ 100 million or better.
- **Net Debt/EBITDA** ratio decreased from 5.6x in 2019 to **3.5x in 2021**, with strong FCF and EBITDA recovery.
- **Guidance for 2022 (without Eve)**: commercial jet deliveries of 60-70 aircraft, executive jet deliveries of 100-110 aircraft, revenues in a range of US$ 4.5 to US$ 5.0 billion, Adjusted EBIT margin of 3.5% to 4.5%, Adjusted EBITDA margin of 8.0% to 9.0%, and free cash flow of US$ 50 million or better for the year.

MAIN FINANCIAL INDICATORS

in millions of U.S dollars, except % and earnings per share data

IFRS	(1) 3Q21	(1) 4Q20	(1) 4Q21	(2) 2020	(2) 2021
Revenue	958.1	1,841.4	1,301.3	3,771.1	4,197.2
EBIT	30.0	103.6	60.6	(323.4)	201.3
EBIT margin %	3.1%	5.6%	4.7%	-8.6%	4.8%
Adjusted EBIT	35.7	76.6	56.2	(100.5)	167.0
Adjusted EBIT margin %	3.7%	4.2%	4.3%	-2.7%	4.0%
EBITDA	73.5	172.6	111.4	(39.6)	396.8
EBITDA margin %	7.7%	9.4%	8.6%	-1.1%	9.5%
Adjusted EBITDA	79.2	145.6	107.0	82.1	362.5
Adjusted EBITDA margin %	8.3%	7.9%	8.2%	2.2%	8.6%
Adjusted net income (Loss) [2]	(33.9)	(12.5)	57.2	(463.7)	(28.9)
Adjusted earnings (losses) per share - ADS basic	(0.1843)	(0.0679)	0.3116	(2.5194)	(0.1575)
Net income (loss) attributable to Embraer Shareholders	(45.0)	(3.3)	2.1	(731.9)	(44.7)
Earnings (losses) per share - ADS basic (US$)	(0.2450)	(0.0179)	0.0114	(3.9766)	(0.2434)
Adjusted free cash flow	21.3	725.1	452.6	(990.2)	292.4
Net debt	(1,803.6)	(1,695.7)	(1,392.2)	(1,695.7)	(1,392.2)

(1) Derived from unaudited financial information.

(2) Derived from audited financial information.

[2] Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer's Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the *Real* to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.

São Paulo, Brazil, March 9, 2022 - (B3: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended December 31, 2021 (4Q21), September (3Q21), and December 31, 2020 (4Q20), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

2022 GUIDANCE (without Eve)

2022 GUIDANCE	
Commercial Aviation deliveries	60 - 70
Executive Aviation deliveries	100 - 110
Consolidated Revenues (US$ billion)	$ 4.5 - $ 5.0
Adjusted EBIT margin (%)	3.5% - 4.5%
Adjusted EBITDA margin (%)	8.0% - 9.0%
Free Cash Flow (US$ million)	$ 50 or better

REVENUES AND GROSS MARGIN

Consolidated revenues of US$ 4.2 billion in 2021 represented an increase of 11% y-o-y. The Company's total revenue finished the year within the guidance range of 2021 of US$ 4.0 - 4.5 billion.

in millions of U.S.dollars

NET REVENUES BY SEGMENT	(1) 3Q21	%	(1) 4Q20	%	(1) 4Q21	%	(2) 2020	%	(2) 2021	%
Commercial Aviation	242.0	25.3	689.4	37.4	413.7	31.8	1,114.4	29.6	1,316.4	31.3
Executive Aviation	256.4	26.8	580.0	31.5	455.4	35.0	1,071.5	28.4	1,130.1	26.9
Defense & Security	176.5	18.4	311.1	16.9	114.5	8.8	653.9	17.3	594.4	14.2
Services & Support	276.2	28.8	253.5	13.8	307.4	23.6	920.0	24.4	1,132.2	27.0
Others	7.0	0.7	7.4	0.4	10.3	0.8	11.3	0.3	24.1	0.6
Total	958.1	100.0	1,841.4	100.0	1,301.3	100.0	3,771.1	100.0	4,197.2	100.0

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

- **Commercial Aviation** reported revenue growth of 18% y-o-y to US$ 1,316.4 million due to higher E195-E2 deliveries in 2021, as well as higher prices. The E-Jets E2 family (especially the E195 E2) representing 44% of deliveries in 2021, compared to 25% of total deliveries in 2020.

- **Executive Aviation** 2021 revenues were US$ 1,130.1 million, which is 5% higher y-o-y, driven by increased deliveries and higher prices.

- **Defense & Security** reported revenue fall of 9% to US$ 594.4 million, mainly impacted by the agreement reached with the Brazilian Air Force (FAB) for the order of the aircraft KC-390. Thus, the total number of aircraft will be reduced from 28 to 22 units, with deliveries scheduled until 2034. The result of the negotiations generated a reduction in the backlog of US$526 million and a reduction in operating results of US$43 million in 2021, with no immediate effect on cash account.

- **Services & Support** showed solid recovery with reported revenues of US$ 1,132.2 million, representing y-o-y growth of 23%. It continues to show solid recovery as the airlines flight activities are recovering from the pandemic peak in 2020.

Reported 4Q21 consolidated gross margin of 15.0%, including the impact of the Brazilian Air Force agreement, rose relative to the 12.1% reported in 4Q20, with the year over-year improve concentrated in the Executive Aviation and Services & Support segments. Gross margin in Commercial Aviation was still negatively impacted by deliveries level breakeven. For the full year, gross margin of 15.7% in 2021 vs. the 12.7% margin reported in 2020, with gains in all segments, mainly by higher gross margins in Executive Aviation and Services & Support.

EBIT AND ADJUSTED EBIT

For fiscal year 2021, the Company's reported results include the positive impact of total net special items of US$ 34.3 million, as follows: 1) restructuring expenses of US$ (12.3) million; 2) US$ 39.1 million in positive fair value changes on the Company's stake in Republic Airways Holdings; 3) impact of loss recognition related to the sale of the Évora facility of US$ (45.1) million; 4) expenses related to Eve's Business Combination with Zanite Acquisition Corp of US$ (5.3) million; 5) reversal of prior impairment in the Executive Aviation business which positively impacted results by US$ 57.9 million. A summary of the special items follows in the table below.

in millions of U.S.dollars

ADJUSTED EBIT RECONCILIATION	(1) 4Q20	(2) 2020	(1) 1Q21	(1) 2Q21	(1) 3Q21	(1) 4Q21	(2) 2021
Operating profit (loss) before financial income (EBIT)	103.6	(323.4)	(33.1)	143.8	30.0	60.6	201.3
Impact of restructuring expenses	15.2	69.2	3.5	-	5.7	3.2	12.3
Additional provision for expected credit losses during the pandemic	(9.9)	52.6	-	-	-	-	-
Mark to market of Republic shares	(11.6)	4.1	-	(39.1)	-	-	(39.1)
Impact of loss Évora	-	-	-	-	-	45.1	45.1
Impairment loss Defense and security business	3.8	3.8	-	-	-	-	-
Expenses related to Eve's Business Combination	-	-	-	-	-	5.3	5.3
Recognition of previous D&A - Commercial	-	101.2	-	-	-	-	-
Impairment loss Executive Jet business	7.0	(8.9)	-	-	-	(57.9)	(57.9)
Impairment loss Commercial Aviation business	(31.5)	0.9	-	-	-	-	-
Adjusted EBIT	**76.6**	**(100.5)**	**(29.6)**	**104.7**	**35.7**	**56.2**	**167.0**
Adjusted EBIT margin %	4.2%	-2.7%	-3.7%	9.3%	3.7%	4.3%	4.0%

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

Excluding these special items, 4Q21 Adjusted EBIT was US$ 56.2 million and the period's Adjusted EBIT margin was 4.3%, compared to the Adjusted EBIT of US$ 76.6 million and Adjusted EBIT margin of 4.2% in last year's fourth quarter. The Adjusted EBIT in 4Q21 also includes One Embraer expenses of US$ 8.9 million, which is related to the re-integration of the Company's Commercial Aviation business and its related services and support in connection with the now-terminated strategic partnership with The Boeing Company.

For fiscal year 2021, Adjusted EBIT excluding special items mentioned above was US$ 167.0 million, and the year's Adjusted EBIT margin was 4.0%, which compares to 2020 Adjusted EBIT of US$ (100.5) million and Adjusted EBIT margin of -2.7%. The higher Adjusted EBIT in 2021 was driven mainly by the increase in profitability in the Executive Aviation, Services & Support and Commercial Aviation segments, benefited by higher revenues driving enterprise efficiencies, better fixed cost absorption and higher gross margin.

NET INCOME (LOSS)

Net income attributable to Embraer shareholders and income per ADS for 4Q21 were US$ 2.1 million and US$ 0.01 per share, respectively, compared to US$ (3.3) million in net loss attributable to Embraer shareholders and US$ (0.02) in Loss per ADS in 4Q20. Over the 2021, net loss attributable to Embraer shareholders was US$ (44.7) million and Loss per ADS was US$ (0.24).

ADJUSTED NET INCOME – US$ Million


2020: (464) | -12,3%
2021: (29) | -0,7%
(104)
(199)
(148)
(13)
(96)
44
(34)
57
-16.4%
-37.0%
-19.5%
-0.7%
-11.9%
3.6%
-3.5%
4.4%
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

BALANCE SHEET ACCOUNTS

DEBT & LIABILITY MANAGEMENT

Embraer ended 4Q21 with a net debt position of US$ 1.4 billion, compared to US$ 1.8 billion q-o-q and US$ 1.7 billion y-o-y. The improvement in the Company's net debt position q-o-q resulted from Embraer's significant positive free cash flow generated in 4Q21, as explained below. Liquidity position improved to US$ 2.6 billion, above 3Q21, with payment of short-term debt.

The average loan maturity of 4Q21 was 3.7 years, compared to 3.8 q-o-q. The cost of Dollar-denominated loans in 4Q21 was 5.08% p.a., in line with the 4.99% p.a. cost in 3Q21, while the cost of Brazilian *Real* denominated loans increased to 5.04% p.a. in 4Q21 compared to 3.44% in 3Q21. The company continue to pursue further liability management and launch a cash tender of USD 300 million to repurchased outstanding bonds, with that loan maturity level already reached above 4 years in February 2022.

in millions of U.S.dollars

FINANCIAL POSITION DATA	(2) 2020	(1) 3Q21	(2) 2021
Cash and cash equivalents	1,883.1	1,596.8	1,818.3
Financial investments	869.2	906.9	816.4
Total cash position	**2,752.3**	**2,503.7**	**2,634.7**
Loans short-term	375.5	783.8	574.2
Loans long-term	4,072.5	3,523.5	3,452.7
Total loans position	**4,448.0**	**4,307.3**	**4,026.9**
Net debt*	**(1,695.7)**	**(1,803.6)**	**(1,392.2)**

** Net debt = Cash and cash equivalents + Financial investments short-term and long term - Loans short-term and long-term*

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.


INDEBTEDNESS MATURITY
4.4
4.2
4.0
3.8
3.7
8%
92%
8%
92%
19%
81%
18%
82%
14%
86%
4Q20
1Q21
2Q21
3Q21
4Q21
Long-term
Short-term
Loans Average Maturity (Years)


MATURITIES - US$ MILLION
2,635
US$ 2,540
R$ 95
Cash
520
461
59
2022
491
262
229
2023
316
2024
1,005
2025
7
2026
850
2027
784
>2028
Maturities
Bond Tender
Total Debt: US$ 4,027 million
99% denominated in US$

FREE CASH FLOW

Adjusted free cash flow for fiscal year 2021 was US$ 292.4 million, a significant improvement compared to the US$ (990.2) million reported in 2020 due to last year's severe impacts of the Covid-19 pandemic and this year's improvement on higher net income and very strong working capital discipline, especially inventories and advanced payments from customers

in millions of U.S.dollars

IFRS	(1) 4Q20	(2) 2020	(1) 1Q21	(1) 2Q21	(1) 3Q21	(1) 4Q21	(2) 2021
Adj. net cash generated (used) by operating activities (*)	779.5	(777.2)	(184.0)	95.1	93.5	552.4	557.0
Net additions to property, plant and equipment	(13.2)	(91.6)	(18.1)	(14.6)	(35.4)	(30.0)	(98.1)
Additions to intangible assets	(41.2)	(121.4)	(24.5)	(35.4)	(36.8)	(69.8)	(166.5)
Adjusted free cash flow	725.1	(990.2)	(226.6)	45.1	21.3	452.6	292.4

(*) Net of financial investments: 4Q20 186.9, 2020 513.0, 1Q21 230.5, 2Q21 63.3, 3Q21 (142.4) , 4Q21 (109.7) and 2021 41.7
(1) Derived from unaudited financial information.
(2) Derived from unaudited financial information.

CAPEX

Net additions to total PP&E for 4Q21 were US$ 30.0 million, versus US$ 13.2 million in net additions reported in 4Q20. Of the total 4Q21 additions to PP&E, capex amounted to US$ 16.9 million, and additions of pool program spare parts represented US$ 15.2 million of the additions, partially offset by US$ (2.1) million of proceeds from the sale of PP&E. In 4Q21, Embraer invested a total of US$ 69.8 million in product development, principally related to the development of the E-Jets E2 commercial jet program. For the full year, 2021, the Company invested a total of US$ 98.1 million in net additions to PP&E and US$ 209.5 million in R&D.

in millions of U.S.dollars

	(1) 4Q20	(2) 2020	(1) 1Q21	(1) 2Q21	(1) 3Q21	(1) 4Q21	(2) 2021
CAPEX	16.8	51.2	5.8	5.1	11.5	16.9	39.3
Contracted CAPEX (Included in CAPEX)	0.3	0.5	0.1	0.7	2.5	0.6	3.9
Additions of Pool programs spare parts	3.4	51.1	13.1	10.3	23.8	15.2	62.4
PP&E	**20.2**	**102.3**	**18.9**	**15.4**	**35.3**	**32.1**	**101.7**
Proceeds from sale of PP&E	(7.0)	(10.7)	(0.8)	(0.8)	0.1	(2.1)	(3.6)
Net Additions to PP&E	**13.2**	**91.6**	**18.1**	**14.6**	**35.4**	**30.0**	**98.1**

in millions of U.S.dollars

	(1) 4Q20	(2) 2020	(1) 1Q21	(1) 2Q21	(1) 3Q21	(1) 4Q21	(2) 2021
Additions to intangible	41.2	121.4	24.5	35.4	36.8	69.8	166.5
Contributions from suppliers	-	-	-	-	-	-	-
Development (Net of contributions from suppliers)	41.2	121.4	24.5	35.4	36.8	69.8	166.5
Research	10.5	29.8	8.4	9.3	10.3	15.0	43.0
R&D	**51.7**	**151.2**	**32.9**	**44.7**	**47.1**	**84.8**	**209.5**

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

WORKING CAPITAL

Working capital had positive variation on cash flow, from inventories at a historically low level and an increase in suppliers due to growth in backlog, which leads to greater contractual liabilities.

The reduction in PP&E is due to the transfer of some businesses in Portugal (Évora) to assets held for sale in the amount of US$187.0 million recorded in Current Assets due to the divestiture occurred in November 2021.

in millions of U.S.dollars

SELECT BALANCE SHEET DATA	(2) 2020	(1) 3Q21	(2) 2021
Trade accounts receivable	203.4	203.1	189.0
Contract assets	461.8	618.8	582.3
Customer and commercial financing	29.9	33.3	32.0
Inventories	2,437.9	2,305.0	1,986.0
Property, plant and equipment	1,956.0	1,902.0	1,687.6
Intangible	2,075.6	2,115.9	2,213.4
Trade accounts payable	502.3	548.8	495.2
Trade accounts payable - Supplier finance	-	6.5	14.8
Contract liabilities**	1,295.4	1,366.2	1,513.3
Total shareholders' equity	2,907.5	2,808.2	2,775.0

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.
*** Formerly advances from customers and unearned income*

TOTAL BACKLOG

At year end, the backlog breakdown was composed of: Commercial Aviation – US$ 9.0 billion (53%); Executive Aviation – US$ 2.9 billion (17%); Defense & Security – US$ 2.7 billion (16%); and Services & Support – US$ 2.4 billion (14%).


+2.6
14.4
17.0
2.0
3.6
1.2
7.6
2.4
2.7
2.9
9.0
4Q20
4Q21
Commercial Aviation
Executive Aviation
Defense & Security
Services & Support


16.0 16.9 16.2 16.8 15.9 15.4 15.1 14.4 14.2 15.9 16.8 17.0
1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21
Backlog (US$ billion)

COMMERCIAL AVIATION

In 4Q21, Embraer delivered 16 commercial jets, as shown below:

DELIVERIES	3Q21	4Q20	4Q21	2020	2021
Commercial Aviation	**9**	**28**	**16**	**44**	**48**
EMBRAER 175	6	21	12	32	27
EMBRAER 190	-	-	-	1	-
EMBRAER 190-E2	-	1	-	4	2
EMBRAER 195-E2	3	6	4	7	19

Azorra has signed with Embraer for the acquisition of 20 new E2 family aircraft and 30 additional flexible purchase rights for E190-E2 or E195-E2 aircraft. The order, valued at $3.9 billion and signed in December 2021, is expected to start deliveries in early 2023.

In Commercial Aviation, Embraer announced, during the Dubai Air Show, a firm order for three new E175, plus three purchase rights for the same aircraft model from Nigeria's Overland Airways to be delivered from 2023. The deal is worth US$ 300 million, at list price with all purchase rights being exercised.

Unit backlog and cumulative deliveries for Commercial Aviation at the end of 4Q21 were as follows:

COMMERCIAL AVIATION BACKLOG	Firm Orders	Deliveries	Firm Backlog
E170	191	191	-
E175	840	693	147
E190	568	565	3
E195	172	172	-
E190-E2	22	17	5
E195-E2	203	33	170
TOTAL E-JETS	**1.996**	**1.671**	**325**

EXECUTIVE AVIATION

Executive Aviation delivered 26 light and 13 mid-size jets, totaling 39 aircraft in 4Q21 and 93 jets in 2021 an 8% y-o-y increase.

DELIVERIES	3Q21	4Q20	4Q21	2020	2021
Executive Aviation	**21**	**43**	**39**	**86**	**93**
Light Jets	14	23	26	56	62
Mid-size Jets	7	20	13	30	31

Phenom 300E was the most delivered twinjet in 2021 and the most delivered light jet for the 10th consecutive year (or in the last decade).

Embraer and NetJets, Inc. signed an agreement for up to 100 additional Phenom 300Es, in excess of $1.2 billion, with the first delivery scheduled for the second quarter of 2023, signifying Embraer's continuing ability to deliver the ultimate aviation experience to its customers.

Embraer delivered a new Phenom 300E in Quito, Ecuador and a new Praetor 500 in Canada to AirSprint, both marking the first delivery of each aircraft type in each country.

DEFENSE & SECURITY

During 2021, the Brazilian Air Force (FAB) had four C-390 Millennium multi-mission transport aircraft operating in logistical transport operations, moving tons of supplies to fight the pandemic in Brazil, and heavy equipment intended for infrastructure works in the northern region of Brazil.

Tempest broke revenue records, posting 40% growth compared to 2020. This growth was backed by a solid portfolio of cybersecurity products and services, expanding its base to more than 300 customers throughout the year.

SERVICES & SUPPORT

Embraer signed several contracts during the quarter. At MRO Europe, a leading aeronautical maintenance event, Embraer announced Pool Program agreements with KLM Cityhopper, the regional subsidiary of KLM Royal Dutch Airlines, Air Montenegro, and the renewal of the Pool Program with TAP express, TAP Air Portugal's subsidiary. Currently, Embraer's Pool Program supports more than 50 airlines worldwide.

ESG

Efforts were intensified to direct the Company towards low carbon aviation and towards a more just, inclusive and diverse society, especially in the communities where the company operates. The main ESG commitments are linked to:

ENVIRONMENT

- Carbon Neutral operations by 2040 - Scope 1+2
- Carbon-Neutral Growth from 2022 (2021 baseline) - Scope 1+2
- 100% Energy from renewable sources by 2030
- Products for zero carbon aviation by 2050 - Scope 3
- Launch zero-emission eVTOL aircraft by 2026

SOCIAL

- Diversity & Inclusion training for 100% of employees by 2022.
- 50% diverse hiring in all new entry level employee programs by 2025.
- 25% of women in Master of Science in Aeronautical Engineering by 2025.
- 20% of women in senior leadership positions by 2025.
- Maintain approval rating of +80% students from Embraer schools into public universities
- Launch of Social Tech' Program focused on selecting 1,500 people from underrepresented groups in technology by 2025.

GOVERNANCE

- Robust Ethics and Compliance program, fully aligned with global standards
- Maintain highest international standards of governance
- Maintain high safety standards of our products and total alignment with international requirements

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)

	(1) Three months ended on		(2) Twelve Months Ended	
	31 Dec, 2020	31 Dec, 2021	31 Dec, 2020	31 Dec, 2021
Revenue	**1.841,4**	**1.301,3**	**3.771,1**	**4.197,2**
Cost of sales and services	(1.619,0)	(1.105,5)	(3.293,5)	(3.537,6)
Gross profit	**222,4**	**195,8**	**477,6**	**659,6**
Operating Income (expense)				
Administrative	(42,1)	(42,3)	(143,4)	(153,2)
Selling	(54,0)	(70,7)	(194,0)	(226,4)
Expected credit losses over financial assets and contract assets	7,9	9,0	(61,8)	13,0
Research	(10,5)	(15,0)	(29,8)	(43,0)
Other operating income (expense), net	(19,8)	(14,4)	(374,7)	(49,8)
Equity in income (losses) of associates	(0,3)	(1,8)	2,7	1,1
Operating profit (loss) before financial income	**103,6**	**60,6**	**(323,4)**	**201,3**
Financial income (expenses), net	(64,6)	(6,8)	(232,7)	(199,4)
Foreign exchange gain (loss), net	(27,6)	3,9	(79,1)	25,5
Profit (loss) before taxes on income	**11,4**	**57,7**	**(635,2)**	**27,4**
Income tax expense	(16,9)	(54,7)	(93,1)	(70,9)
Profit (loss) for the period	**(5,5)**	**3,0**	**(728,3)**	**(43,5)**
Attributable to:				
Owners of Embraer	(3,3)	2,1	(731,9)	(44,7)
Non-controlling interests	(2,2)	0,9	3,6	1,2
Weighted average number of shares (in thousands)				
Basic	736,2	734,7	736,2	734,7
Diluted	736,2	734,7	736,2	734,7
Earnings (losses) per share				
Basic	(0,0045)	0,0029	(0,9942)	(0,0608)
Diluted	(0,0045)	0,0029	(0,9942)	(0,0608)
Earnings (losses) per share - ADS basic (US$)	**(0,0179)**	**0,0114**	**(3,9766)**	**(0,2434)**
Earnings (losses) per share - ADS diluted (US$)	**(0,0179)**	**0,0114**	**(3,9766)**	**(0,2434)**

(1) Derived from unaudited financial statements.
(2) Derived from audited financial statements.

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1) Three Months Ended		(2) Twelve Months Ended	
	31 Dec, 2020	31 Dec, 2021	31 Dec, 2020	31 Dec, 2021
Operating activities				
Net income (loss) for the period	(5.5)	3.0	(728.3)	(43.5)
Adjustment to net income for items not affecting cash				
Depreciation of property plant and equipment and right of use	37.3	30.6	163.6	122.0
Realization of government grants	(1.2)	(0.6)	(4.6)	(3.0)
Amortization of intangible assets	35.2	24.3	128.5	86.6
Realization of contribution from suppliers	(3.5)	(3.5)	(8.3)	(10.1)
Loss (reversal) for inventory obsolescence	8.3	(55.5)	16.6	(55.7)
Adjustment to market value, inventory, property plant and equipment and intangible	(27.6)	(19.4)	4.2	(20.3)
Adjustment to market value - Financial Assets	(11.6)	-	4.1	(39.1)
Losses on fixed assets disposal	9.4	19.7	15.2	31.6
Allowance for doubtful accounts	(10.1)	13.2	37.4	(13.0)
Deferred income tax and social contribution	24.3	58.0	104.7	38.4
Accrued interest	32.3	18.4	24.6	20.1
Interest on marketable securities, net	(0.2)	(0.9)	(0.4)	(2.4)
Equity in associates gains and losses	(0.1)	1.8	(2.7)	(1.1)
Foreign exchange gain (loss), net	18.2	(3.2)	77.1	(21.4)
Mark to market of the residual value guarantees	1.5	(26.4)	(9.7)	(51.5)
Other provisions	(3.4)	13.5	23.6	32.3
Other	2.4	(1.2)	(3.2)	(1.5)
Changes in assets				
Financial investments	(186.9)	109.7	(513.0)	(41.7)
Derivative financial instruments	(18.2)	(0.1)	(2.1)	5.4
Collateralized accounts receivable and accounts receivable	19.0	(10.8)	42.6	13.9
Contract assets	1.5	37.8	33.9	(119.3)
Customer and commercial financing	89.1	9.9	(38.4)	11.4
Inventories	805.8	330.1	(34.6)	474.4
Guarantee deposits	(0.2)	101.2	(0.7)	(1.4)
Other assets	7.1	1.1	(72.5)	(38.9)
Changes in liabilities				
Trade accounts payable	(179.2)	(40.4)	(314.0)	(10.0)
Trade accounts payable - Supplier finance	-	8.3	-	14.7
Non-recourse and recourse debt	(0.6)	(0.6)	(3.8)	(4.0)
Other payables	4.9	(40.6)	(48.7)	(35.1)
Contract liabilities	(23.6)	146.0	(134.5)	216.8
Taxes and payroll charges payable	(29.7)	(9.6)	(38.2)	1.9
Financial guarantees	(2.6)	(52.1)	(5.4)	(55.0)
Unearned income	0.5	0.4	(3.2)	13.8
Net cash generated (used) by operating activities	**592.6**	**662.1**	**(1,290.2)**	**515.3**
Investing activities				
Proceeds from sale of property, plant and equipment	7.0	2.1	10.7	3.6
Acquisition of property, plant and equipment	(20.2)	(32.1)	(102.3)	(101.7)
Additions to intangible assets	(41.2)	(69.8)	(121.4)	(166.5)
Additions investments in subsidiaries and affiliates	(0.2)	(0.1)	(1.8)	(0.8)
Addition - Business Combination	(4.1)	-	(4.1)	-
Acquisition of non controlling interest	-	(3.8)	-	(3.8)
Investments measured at amortized cost	(187.3)	(18.5)	113.2	135.9
Dividends Received	0.5	0.5	0.4	1.7
Net cash generated (used) in investing activities	**(245.5)**	**(121.7)**	**(105.3)**	**(131.6)**
Financing activities				
Repayment of borrowings	(162.5)	(340.1)	(1,061.8)	(478.2)
Proceeds from borrowings	1.9	43.8	2,079.1	60.4
Proceeds from stock options exercised	-	-	0.4	-
Repurchases of common shares	-	-	-	(2.5)
Lease Payments	(2.2)	(2.5)	(9.0)	(10.3)
Net cash generatet (used) by financing activities	**(162.8)**	**(298.8)**	**1,008.7**	**(430.6)**
Increase (Decrease) in cash and cash equivalents	**184.3**	**241.6**	**(386.8)**	**(46.9)**
Effects of exchange rate changes on cash and cash equivalents	**(2.3)**	**0.2**	**(37.8)**	**2.4**
Cash and cash equivalents at the beginning of the period	**1,701.1**	**1,596.8**	**2,307.7**	**1,883.1**
Cash and cash equivalents at the end of the period	**1,883.1**	**1,838.6**	**1,883.1**	**1,838.6**
Included in cash and cash equivalents per the statements of financial position	1,883.1	1,818.3	1,883.1	1,818.3
Included in assets held for sale	-	20.3	-	20.3

(1) Derived from unaudited financial statements.

(2) Derived from audited financial statements

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

ASSETS	(2) As of December 31, 2020*	(2) As of December 31, 2021
Current		
Cash and cash equivalents	1,883.1	1,818.3
Financial investments	817.5	750.8
Trade accounts receivable, net	203.4	189.0
Derivative financial instruments	8.3	0.1
Customer and commercial financing	8.5	9.6
Contract assets	461.8	582.3
Inventories	2,437.9	1,986.0
Guarantee deposits	0.2	0.6
Income tax and social contribution	114.1	114.5
Other assets	180.9	193.7
Assets held for sale	0.0	230.9
	6,115.7	**5,875.8**
Non-Current		
Financial investments	51.7	65.6
Derivative financial instruments	1.3	0.0
Customer and commercial financing	21.4	22.4
Guarantee deposits	1.5	2.4
Deferred income tax and social contribution	104.6	97.6
Other assets	120.7	125.6
	301.2	**313.6**
Investments	5.2	4.4
Property, plant and equipment, net	1,956.0	1,687.6
Intangible assets, net	2,075.6	2,213.4
Right of use assets, net	62.3	60.2
	4,099.1	**3,965.6**
TOTAL ASSETS	**10,516.0**	**10,155.0**

(2)Derived from audited financial information.

**Statements of financial position as of December 31, 2020 was reviewed as disclosed in Note 2.1.3 of the annual consolidated financial statements.*

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

LIABILITIES	(2) As of December 31, 2020*	(2) As of December 31, 2021
Current		
Trade accounts payable	502.3	495.2
Trade accounts payable - Supplier finance	0.0	14.8
Lease liabilities	11.4	11.5
Loans and financing	375.5	574.2
Other payables	249.9	241.3
Contract liabilities	1,033.0	1,204.6
Derivative financial instruments	1.2	2.9
Taxes and payroll charges payable	71.9	40.4
Income tax and social contribution	40.7	71.6
Financial guarantee and residual value	42.6	15.8
Dividends payable	1.2	0.0
Unearned income	0.5	2.5
Provision	98.5	108.9
Liabilities held for sale	0.0	45.1
	2,428.7	**2,828.8**
Non-current		
Lease liabilities	53.3	52.3
Loans and financing	4,072.5	3,452.7
Other payables	42.3	57.6
Contract liabilities	262.4	308.7
Derivative financial instruments	8.7	3.0
Taxes and payroll charges payable	11.8	10.0
Deferred income tax and social contribution	474.7	505.8
Financial guarantee and residual value guarantees	82.6	2.9
Unearned income	57.3	37.7
Provision	114.2	120.5
	5,179.8	**4,551.2**
TOTAL LIABILITIES	**7,608.5**	**7,380.0**
Shareholders' equity		
Capital	1,551.6	1,551.6
Treasury shares	(25.7)	(28.2)
Revenue reserves	1,377.8	1,301.5
Share-based remuneration	37.4	37.4
Accumulated other comprehensive loss	(114.6)	(194.4)
Retained earning	(31.6)	-
Non-controlling interests	112.6	107.1
Total Shareholders' equity	**2,907.5**	**2,775.0**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**10,516.0**	**10,155.0**

(2)Derived from audited financial information.

**Statements of financial position as of December 31, 2020 was reviewed as disclosed in Note 2.1.3 of the annual consolidated financial statements.*

RECONCILIATION OF IFRS AND "NON-GAAP" INFORMATION

We define **Free cash flow** as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

in millions of U.S.dollars

EBITDA RECONCILIATION LTM* (IFRS)	(1) 3Q21	(2) 2020	(2) 2021
Loss attributable to Embraer	(50.1)	(731.9)	(44.7)
Noncontrolling interest	(1.9)	3.6	1.2
Income tax income (expense)	33.1	93.1	70.9
Financial income (expense), net	257.2	232.7	199.4
Foreign exchange gain (loss), net	6.1	79.1	(25.5)
Depreciation and amortization	216.1	283.8	195.5
EBITDA LTM	**460.5**	**(39.6)**	**396.8**

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.
** Last Twelve Months*

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company's financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

in millions of U.S.dollars

EBITDA RECONCILIATION	(1) 3Q21	(1) 4Q20	(1) 4Q21	(2) 2020	(2) 2021
Net income (loss) attributable to Embraer	(45.0)	(3.3)	2.1	(731.9)	(44.7)
Noncontrolling interest	(0.7)	(2.2)	0.9	3.6	1.2
Income tax (expense) income	20.7	16.9	54.7	93.1	70.9
Financial income, net	51.7	64.6	6.8	232.7	199.4
Foreign exchange gain (loss), net	3.3	27.6	(3.9)	79.1	(25.5)
Depreciation and amortization	43.5	69.0	50.8	283.8	195.5
EBITDA	**73.5**	**172.6**	**111.4**	**(39.6)**	**396.8**
EBITDA margin	7.7%	9.4%	8.6%	-1.1%	9.5%

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company's financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company's financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA's usefulness as comparative measures.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables bellow.

in millions of U.S.dollars

ADJUSTED EBIT RECONCILIATION	(1) 4Q20	(2) 2020	(1) 1Q21	(1) 2Q21	(1) 3Q21	(1) 4Q21	(2) 2021
Operating profit (loss) before financial income (EBIT)	103.6	(323.4)	(33.1)	143.8	30.0	60.6	201.3
Impact of restructuring expenses	15.2	69.2	3.5	-	5.7	3.2	12.3
Additional provision for expected credit losses during the pandemic	(9.9)	52.6	-	-	-	-	-
Mark to market of Republic shares	(11.6)	4.1	-	(39.1)	-	-	(39.1)
Impairment - Assets held for sale	-	-	-	-	-	45.1	45.1
Impairment loss Defense and security business	3.8	3.8	-	-	-	-	-
Expenses related to Eve's Business Combination	-	-	-	-	-	5.3	5.3
Recognition of previous D&A - Commercial	-	101.2	-	-	-	-	-
Impairment loss Executive Jet business	7.0	(8.9)	-	-	-	(57.9)	(57.9)
Impairment loss Commercial Aviation business	(31.5)	0.9	-	-	-	-	-
Adjusted EBIT	**76.6**	**(100.5)**	**(29.6)**	**104.7**	**35.7**	**56.2**	**167.0**
Adjusted EBIT margin %	4.2%	-2.7%	-3.7%	9.3%	3.7%	4.3%	4.0%

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

in millions of U.S.dollars

ADJUSTED EBITDA RECONCILIATION	(1) 4Q20	(2) 2020	(1) 1Q21	(1) 2Q21	(1) 3Q21	(1) 4Q21	(2) 2021
EBITDA	172.6	(39.6)	14.5	199.8	73.5	111.4	396.8
Impact of restructuring expenses	15.2	69.2	3.5	-	5.7	3.2	12.3
Additional provision for expected credit losses during the pandemic	(9.9)	52.6	-	-	-	-	-
Mark to market of Republic shares	(11.6)	4.1	-	(39.1)	-	-	(39.1)
Impairment - Assets held for sale	-	-	-	-	-	45.1	45.1
Impairment loss Defense and security business	3.8	3.8	-	-	-	-	-
Expenses related to Eve's Business Combination	-	-	-	-	-	5.3	5.3
Impairment loss Executive Jet business	7.0	(8.9)	-	-	-	(57.9)	(57.9)
Impairment loss Commercial Aviation business	(31.5)	0.9	-	-	-	-	-
Adjusted EBITDA	**145.6**	**82.1**	**18.0**	**160.7**	**79.2**	**107.0**	**362.5**
Adjusted EBITDA margin %	7.9%	2.2%	2.2%	14.2%	8.3%	8.2%	8.6%

(1) Derived from unaudited financial information.

(2) Derived from audited financial information.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer's Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company's consolidated Cash Flow statement, under Deferred income tax and social contribution.

in millions of U.S.dollars

ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1) 4Q20	(2) 2020	(1) 1Q21	(1) 2Q21	(1) 3Q21	(1) 4Q21	(2) 2021
Net Income (loss) attributable to Embraer	(3.3)	(731.9)	(89.7)	87.9	(45.0)	2.1	(44.7)
Net change in deferred income tax & social contribution	24.3	104.7	(8.5)	(18.5)	7.4	58.0	38.4
After-tax Impact of restructuring expenses	10.0	45.6	2.3	-	3.7	2.1	8.1
Additional provision for expected credit losses during the pandemic	(9.9)	52.6	-	-	-	-	-
Impairment - Assets held for sale	-	-	-	-	-	29.8	29.8
Mark to market of Republic shares	(11.6)	4.1	-	(25.8)	-	-	(25.8)
After-tax Defense and security business impairment loss	2.5	2.5	-	-	-	-	-
Expenses related to Eve's Business Combination	-	-	-	-	-	3.5	3.5
Recognition of previous D&A - Commercial	-	66.8	-	-	-	-	-
Impairment loss Executive Jet business	7.0	(8.9)	-	-	-	(38.2)	(38.2)
Impairment loss Commercial Aviation business	(31.5)	0.9	-	-	-	-	-
Adjusted net income (Loss)	**(12.5)**	**(463.7)**	**(95.9)**	**43.6**	**(33.9)**	**57.2**	**(28.9)**
Adjusted net margin	-0.7%	-12.3%	-11.9%	3.9%	-3.5%	4.4%	-0.7%

(1) Derived from unaudited financial information.

(2) Derived from audited financial information.

RATIOS BASED ON "NON-GAAP" INFORMATION

CERTAIN FINANCIAL RATIOS - IFRS	(2) 2020	(1) 3Q21	(2) 2021
Total debt to EBITDA (i)	(112.3)	9.4	10.1
Net debt to EBITDA (ii)	(42.8)	3.9	3.5
Total debt to capitalization (iii)	0.6	0.6	0.6
LTM EBITDA to financial expense (gross) (iv)	(0.2)	2.2	1.9
LTM EBITDA (v)	(39.6)	460.5	396.8
LTM Interest and commissions on loans (vi)	185.7	213.8	212.1

(1) Derived from unaudited financial information.

(2) Derived from audited financial information.

(I) TOTAL DEBT REPRESENTS SHORT AND LONG-TERM LOANS AND FINANCING (USD BILLION).

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.
(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity (USD billion).
(iv) Financial expense (gross) includes only interest and commissions on loans.
(v) The table at the end of this release sets forth the reconciliation of Net income to Adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (USD million).
(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company's consolidated Income Statement (USD million).

INVESTOR RELATIONS

Leonardo Shinohara, Jose Triques, Caio Pinez, Marilia Saback, and Viviane Pinheiro.

(+55 11) 3040-6874

investor.relations@embraer.com.br

ri.embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 4Q21 Results on:

PORTUGUESE: Thursday, March 10, 2022 at 9:00 AM (SP Time) / 7:00 AM (NY Time).
ENGLISH: Thursday, March 10, 2022 at 11:00 AM (SP Time) / 9:00 AM (NY Time).

The conference call will also be broadcast live over the web at **ri.embraer.com.br**

Conference ID: EMBRAER

Telephones USA / Canada: +1 (412) 717-9627 / +1 (844) 204-8942 / UK: +44 20 3795 9972

Telephones Brazil: +55 (11) 3181-8565 / +55 (11) 4090-1621

We recommend calling 15 minutes in advance.

ABOUT EMBRAER

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive Aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customer after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit embraer.com

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.